Filed by Investcorp Europe Acquisition Corp I and OpSec Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Investcorp Europe Acquisition Corp I

Commission File No.: 001-41161

Date: August 9, 2023

On August 8, 2023, Nasdaq’s Trade Talks published an interview with Dr. Selva Selvaratnam on Twitter about the proposed business combination (the “Transactions”) between Investcorp Europe Acquisition Corp I (the “Company”) and OpSec Holdings (“Pubco”). The following is a transcript of the interview:

@TradeTalks: @OpSecSecurity CEO Dr. Selva Selvaratnam joins @JillMalandrino on @Nasdaq #TradeTalks to discuss intellectual property management and OpSec’s first step toward becoming a publicly traded company. Nasdaq TradeTalks WITH Jill Malandrino

Jill Malandrino: Welcome to Nasdaq Trade Talks. I’m Jill Malandrino, Global Markets Reporter at Nasdaq. Joining me for this segment, we have Dr. Selva Selvaratnam, CEO of OpSec Security, to discuss intellectual property management and OpSec’s first step towards becoming a publicly traded company. Selva, it’s great to have you with us. Welcome to Trade Talks.

Dr. Selva Selvaratnam: Glad to meet you, and I’m glad to be here.

Jill Malandrino: All right, you got it. Tell us about OpSec. What does the company do and who do you do it for?

Dr. Selva Selvaratnam: OpSec Group is a global leader in intellectual property management IP and brand protection solutions, helping enterprises optimize, monetize, and protect the value of their intangible assets. And like many other competitors, we address a broad lifecycle and spectrum of IP intangible brand value, spending both commercial IP rights, as well as more imperceptible, but nevertheless critical aspects, such as consumer trust, brand protection, and product authentication.

Our story began a long time ago with a focus on innovation and creating secure authentication measures for brands and governments worldwide. We saw the potential to expand beyond physical security and anti-counterfeiting solutions to enable an integrated data-centric approach, including supply chain optimization, online brand protection, licensing management, and managing and engagement marketing. One of the interesting things about IP and brand protection is the number and range of adjacent markets that puts us contact with, and such as brand protection solutions intersect with other consumer needs that go beyond directly associated with IP and brand protection.

What are these IP and brand assets? They start with patents and designs, with the organizational methods and DNA upon which innovation is created. They include multiple aspects of branding—in identity from the trademarks and reputations that brands rely upon every day, online and offline, to new digital assets that represent brands and create their digital presence, such as domain name registrations.

It also includes copyright content, typically now in digital formats, across digital channels. Finally, intangible brand protection is created by aspects that are harder to create and safeguard through conventional IP protection, such as consumer experience, authenticity, and trust in products and supply chains. Our range of sort of technology-enabled platforms help us deliver these products.

Jill Malandrino: Can you tell us about your recent news regarding the SPAC transaction with Investcorp?

Dr. Selva Selvaratnam: OpSec Group has taken the first step to becoming a publicly traded company by announcing a proposed business combination with Investcorp Europe Acquisition Corp, which is a SPAC. Going public is important to us. It will enable us to accelerate our innovation for our customers, capitalize on our momentum and drive M&A efforts. Becoming a publicly traded company is a logical next step for us. It also brings about the transparency and stability that our large enterprise customers expect from a broad spectrum supplier such as ourselves.

Jill Malandrino: I also understand that you recently acquired Zacco. What can you tell us about that acquisition?

Dr. Selva Selvaratnam: We closed that acquisition in April of this year. They’re a leading IP management solutions company with a heritage that goes back a century and a half or 150 years. Zacco takes us into new areas such as patents and trademarks, which allows us to address new intangible assets for customers in our segments. It actually completes our offering to a large extent and drives an innovation agenda in high technology companies.

We’re beginning to see the full benefits already of this full cycle approach to the marketplace with early interest already being very, very positive. With the visibility and enhancement Zacco brings to complex IP portfolios, we can create great integration and value from the inception of the brand and brand monetization strategies to downstream protection. So it integrates everything we offer into a fairly holistic, vertically integrated offering.

Jill Malandrino: And finally, why should investors be interested in OpSec?

Dr. Selva Selvaratnam: (laughs) Good question. The value of global piracy and counterfeiting is estimated at 2.8 trillion in 2020 and continued growth in e-commerce, online content and social media will only amplify the threats posed by counterfeiters, content pirates and fraudsters. In addition, competition and complexity around intellectual property are only becoming more intense as global brands compete around ideas such as artificial intelligence and followers, as in the case of global content and brands.

Intangible assets accounted for approximately 90% of the market value of companies in the S&P 500 as of 2020, according to Ocean Tomo. This is an increase from 17% in 1975 and 68% in 1995. You can see we’re in increasingly complex markets, which add great value. Several mega frames are also driving growth in the principal markets that OpSec is exposed to, from IP management services and software to product authentication and traceability technologies for licensing management services and solutions.

These provide varying degrees of convergence as digitization provide new ways to deliver services, assure royalties and revenues, and bring together brand enhancement and consumer engagement, authentication and traceability.

Jill Malandrino: Okay. Selva, we appreciate the insight. Thanks for joining us on Trade Talks. I’m Jill Malandrino, Global Markets Reporter at Nasdaq.

Dr. Selva Selvaratnam: You’re very welcome. Glad to have met you. Thank you.

Additional Information and Where to Find It

In connection with the Transactions, a Registration Statement on Form F-4 is expected to be filed by Pubco with the SEC that will include a proxy statement of the Company that will also constitute a prospectus of Pubco (the “Proxy Statement”). The definitive Proxy Statement will be mailed to the Company Shareholders. The Company, OpSec and Pubco urge investors, shareholders and other interested persons to read, when available, the Registration Statement, as well as other documents filed with the SEC, because these documents will contain important information about the Company, OpSec, Pubco and the Transactions. The definitive Proxy Statement will be mailed to the Company Shareholders as of a record date to be established for voting on the Transactions. The Company Shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Investcorp Europe Acquisition Corp I, Century Yard, Cricket Square, P.O. Box 111, George Town, Grand Cayman KY1-1102, Cayman Islands. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

The Company, OpSec, Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company Shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the Company’s directors and executive officers in the final prospectus from the Company’s initial public offering, which was filed with the SEC on December 17, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company Shareholders in connection with the Transactions will be set forth in the Proxy Statement for the Transactions when available. Information concerning the interests of the Company’s and OpSec’s participants in the solicitation, which may, in some cases, be different than those of the Company’s and OpSec’s equity holders generally, will be set forth in the Proxy Statement relating to the Transactions when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, Pubco or OpSec, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward Looking Statements

This communication contains certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the Company’s, Pubco’s, OpSec’s or the combined company’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “could”, “should”, “expect”, “intend”, “might”, “will”, “estimate”, “anticipate”, “believe”, “budget”, “forecast”, “intend”, “plan”, “potential”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and OpSec and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. None of the Company, Pubco, OpSec or the combined company undertakes any duty to update these forward-looking statements.

For example, statements concerning the following include forward-looking statements: (1) the expected timing and likelihood of completion of the Transactions, including the risk that the Transactions may not close due to one or more closing conditions to the Transactions in the Business Combination Agreement not being satisfied or waived on a timely basis or otherwise, or that the required approval of the Business Combination Agreement and related matters by the shareholders of the Company may not be obtained; (2) the Company’s potential failure to raise sufficient funds in one or more equity financings so as to meet the closing condition under the Business Combination Agreement that requires it to have $50 million of funds (including funds in its trust account, after deducing any amounts paid out for redemptions by the Company Shareholders) as of the closing; (3) the potential inability of Pubco to meet the initial listing standards of the applicable stock exchange following the Transactions, including due to excessive redemptions of the Company’s public shares; (4) costs related to the Transactions; (5) the potential occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Pubco, OpSec or the Company; (6) the potential disruption of Company management’s time from ongoing business operations due to the Transactions; (7) announcements relating to the Transactions potentially having an adverse effect on the market price of the Company’s securities; (8) the potential effect of the Transactions and the announcement thereof on the ability of OpSec to retain customers and hire key personnel and maintain relationships with its customers and suppliers and on its operating results and business generally; (9) risks relating to the growth of OpSec’s business and its ability to realize expected results; (10) risks relating to OpSec’s plans for targeted acquisitions and upscaling organically; (11) risks relating to the growth and expansion of OpSec’s portfolio of solutions; (12) risks relating to the viability of OpSec’s growth strategy, including related capabilities; (13) risks relating to trends and developments in the IP/brand optimization, monetization and protection industry; (14) the risk that the combined company may be adversely affect by other economic, business, and/or competitive factors, or adverse macroeconomic conditions, including inflation, supply chain delays and increasing interest rates; (15) variances between the historical financial information OpSec presents and its PCAOB audited financial statements for 2022 which may be significant when they become available; and (16) other risks and uncertainties, including those identified in any proxy statement/prospectus in a Registration Statement on Form F-4 relating to the Transactions (which is expected to be filed by Pubco with the SEC), the “Risk Factors” section of the Company’s registration statement on Form S-1, other documents filed by the Company from time to time with the SEC and any risk factors made available to you in connection with Pubco, the Company, OpSec and the Transactions.

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in the Company’s most recent filings with the SEC and will be contained in the Registration Statement, including the Proxy Statement expected to be filed in connection with the Transactions. All subsequent written and oral forward-looking statements concerning the Company, OpSec or Pubco, the Transactions described herein or other matters attributable to the Company, OpSec, Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of the Company, OpSec and Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.